[StellarOne Corporation Letterhead]

September 2, 2009

By EDGAR

Mr. Benjamin Phippen

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StellarOne Corporation
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-22283

Dear Mr. Phippen:

We have received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 19, 2009, with respect to the above-referenced filings.

In connection with responding to the comments set forth in the letter, and pursuant to our telephone conversation on September 1, 2009, we confirm that the Commission has granted the company a 10 business day extension with respect to responding to the comments. We expect to deliver such responses to the Commission no later than September 17, 2009.

We appreciate the Staff’s guidance in connection with the above.

Very truly yours,

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer
StellarOne Corporation

cc:	Mr. John P. Nolan